Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 4, 2022

Frank Tapp
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	A SPAC II Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted August 10, 2021

CIK No. 0001876716

Dear Mr. Tapp:

On behalf of our client, A SPAC II Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 3, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”). We submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s proposal to permit it to exclude certain China-related disclosures from its Amended Registration Statement.

Given the complexities of acquiring a business in China, the Company has decided that it will not do so. It has therefore decided to remove all risks relating to acquiring a business in China from the Amended Registration Statement, making the comments from the Staff’s Letter no longer applicable.

Los Angeles       New York       Chicago       Nashville       Washington, DC       Beijing       Hong Kong       www.loeb.com

A limited liability partnership including professional corporations

Frank Tapp February 4, 2022 Page 2

Additionally, the Company is formed in the British Virgin Islands and has its offices in Singapore. The relationship to China of the Company’s management team is as follows:

Name	Title	Residence	Citizenship
Bryan Biniak	Independent Director	United Kingdom	British
Anson Chan	Director	Singapore	Canada
Ka Wo Chan	Director	Hong Kong SAR	Hong Kong SAR
Paul Cummins	Independent Director	Massachusetts	United States
Malcolm F. MacLean IV	Independent Director	California	United States
Claudius Tsang	Chief Executive Officer	Hong Kong SAR	Hong Kong SAR

Although members of the Company’s management team (including all officers and directors) have ties to China, only two of the members of the Company’s management team is a resident of China. Therefore, the Company is not currently under Chinese jurisdiction and its business will be substantially conducted outside of China. None of the Company’s assets are currently or will in the future be located in China.

The Company has filed an Amended Registration Statement reflecting that it is precluded from acquiring a company headquartered in China (including Hong Kong and Macau) or conducting a majority of its business in China (including Hong Kong and Macau), and will include a further Amended and Restated Memorandum and Articles of Association to reflect that.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Frank Tapp February 4, 2022 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner